Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$550,477	$510,765	$476,819	$373,297	$290,422
Add:
Portion of rents representative of the interest factor	12,525	12,383	12,231	12,442	12,623
Interest on debt & amortization of debt expense	115,948	116,241	129,295	128,385	141,174
Income as adjusted	$678,950	$639,389	$618,345	$514,124	$444,219
Fixed charges:
Interest on debt & amortization of debt expense (1)	$115,948	$116,241	$129,295	$128,385	$141,174
Capitalized interest (2)	2,790	2,260	1,522	1,895	2,642
Rents	37,575	37,150	36,693	37,326	37,868
Portion of rents representative of the interest factor (3)	12,525	12,383	12,231	12,442	12,623
Fixed charges (1)+(2)+(3)	$131,263	$130,884	$143,048	$142,722	$156,439
Ratio of earnings to fixed charges	5.17	4.89	4.32	3.60	2.84